SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CHYRON CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

171605108

(CUSIP Number)

Matthew Jones

LMS Capital plc

Carlton House

33 Robert Adam Street

London W1U 3HR England

44 20 7935 3555

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Sara Hanks, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

May 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following

box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 171605108
---------	13D

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1.	NAMES OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

LMS Capital plc

-------------------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

-------------------------------------------------------------------------------

3.	SEC USE ONLY

-------------------------------------------------------------------------------

4.	SOURCE OF FUNDS

WC

-------------------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐

-------------------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

--------------------------------------------------------------------------------

7.	SOLE VOTING POWER
NUMBER OF
0
SHARES	--------------------------------------------------------
8.	SHARED VOTING POWER

BENEFICIALLY

2,658,864
OWNED BY		-------------------------------------------------------
	9.	SOLE DISPOSITIVE POWER
EACH
0
REPORTING		---------------------------------------------------------
	10.	SHARED DISPOSITIVE POWER

PERSON WITH

2,658,864

------------------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,658,864

-------------------------------------------------------------------------------

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-------------------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.11%

-------------------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------

CUSIP No. 171605108

----------	13D

-------------------------------------------------------------------------------

1.	NAMES OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Lion Investments Limited

-------------------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

-------------------------------------------------------------------------------

3.	SEC USE ONLY

-------------------------------------------------------------------------------

4.	SOURCE OF FUNDS

WC

-------------------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐

-------------------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

--------------------------------------------------------------------------------

7.	SOLE VOTING POWER
NUMBER OF
0
SHARES	--------------------------------------------------------
8.	SHARED VOTING POWER

BENEFICIALLY

134,680
OWNED BY		-------------------------------------------------------
	9.	SOLE DISPOSITIVE POWER
EACH
0
REPORTING		---------------------------------------------------------
	10.	SHARED DISPOSITIVE POWER

PERSON WITH

134,680

------------------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,680

-------------------------------------------------------------------------------

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-------------------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

-------------------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------

CUSIP No. 171605108

---------	13D

-------------------------------------------------------------------------------

1.	NAMES OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Westpool Investment Trust plc

-------------------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

-------------------------------------------------------------------------------

3.	SEC USE ONLY

-------------------------------------------------------------------------------

4.	SOURCE OF FUNDS

WC

-------------------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐

-------------------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

--------------------------------------------------------------------------------

7.	SOLE VOTING POWER
NUMBER OF
0
SHARES	--------------------------------------------------------
8.	SHARED VOTING POWER

BENEFICIALLY

1,285,720
OWNED BY		-------------------------------------------------------
	9.	SOLE DISPOSITIVE POWER
EACH
0
REPORTING		---------------------------------------------------------
	10.	SHARED DISPOSITIVE POWER

PERSON WITH

1,285,720

------------------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,285,720

-------------------------------------------------------------------------------

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-------------------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.28%

-------------------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------

CUSIP No. 171605108

---------	13D

-------------------------------------------------------------------------------

1.	NAMES OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

LMS Tiger Investments Limited

-------------------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

-------------------------------------------------------------------------------

3.	SEC USE ONLY

-------------------------------------------------------------------------------

4.	SOURCE OF FUNDS

WC

-------------------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐

-------------------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

--------------------------------------------------------------------------------

7.	SOLE VOTING POWER
NUMBER OF
0
SHARES	--------------------------------------------------------
8.	SHARED VOTING POWER

BENEFICIALLY

1,238,464
OWNED BY		-------------------------------------------------------
	9.	SOLE DISPOSITIVE POWER
EACH
0
REPORTING		---------------------------------------------------------
	10.	SHARED DISPOSITIVE POWER

PERSON WITH

1,238,464

------------------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,238,464

-------------------------------------------------------------------------------

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-------------------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%

-------------------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------

CUSIP No. 171605108

---------	13D

-------------------------------------------------------------------------------

1.	NAMES OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

LMS Capital Holdings Limited

-------------------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

-------------------------------------------------------------------------------

3.	SEC USE ONLY

-------------------------------------------------------------------------------

4.	SOURCE OF FUNDS

OO

-------------------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐

-------------------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

--------------------------------------------------------------------------------

7.	SOLE VOTING POWER
NUMBER OF
0
SHARES	--------------------------------------------------------
8.	SHARED VOTING POWER

BENEFICIALLY

2,658,864
OWNED BY		-------------------------------------------------------
	9.	SOLE DISPOSITIVE POWER
EACH
0
REPORTING		---------------------------------------------------------
	10.	SHARED DISPOSITIVE POWER

PERSON WITH

2,658,864

------------------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,658,864

-------------------------------------------------------------------------------

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-------------------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.11%

-------------------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------

CUSIP No. 171605108

---------	13D

-------------------------------------------------------------------------------

1.	NAMES OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

LMS Capital Group Limited

-------------------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

-------------------------------------------------------------------------------

3.	SEC USE ONLY

-------------------------------------------------------------------------------

4.	SOURCE OF FUNDS

OO

-------------------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐

-------------------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

--------------------------------------------------------------------------------

7.	SOLE VOTING POWER
NUMBER OF
0
SHARES	--------------------------------------------------------
8.	SHARED VOTING POWER

BENEFICIALLY

2,658,864
OWNED BY		-------------------------------------------------------
	9.	SOLE DISPOSITIVE POWER
EACH
0
REPORTING		---------------------------------------------------------
	10.	SHARED DISPOSITIVE POWER

PERSON WITH

2,658,864

------------------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,658,864

-------------------------------------------------------------------------------

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-------------------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.11%

-------------------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------

CUSIP No. 171605108

---------	13D

-------------------------------------------------------------------------------

1.	NAMES OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Robert A. Rayne

-------------------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

-------------------------------------------------------------------------------

3.	SEC USE ONLY

-------------------------------------------------------------------------------

4.	SOURCE OF FUNDS

OO

-------------------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
☐

-------------------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

--------------------------------------------------------------------------------

7.	SOLE VOTING POWER
NUMBER OF
30,832
SHARES	--------------------------------------------------------
8.	SHARED VOTING POWER

BENEFICIALLY

0
OWNED BY		-------------------------------------------------------
	9.	SOLE DISPOSITIVE POWER
EACH
30,832
REPORTING		---------------------------------------------------------
	10.	SHARED DISPOSITIVE POWER

PERSON WITH

0

------------------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,832

-------------------------------------------------------------------------------

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-------------------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

-------------------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-------------------------------------------------------------------------------

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, $.01 par value per share (the "Common Stock") of Chyron Corporation, a New York corporation (the "Issuer").

The Issuer has its principal executive office at 5 Hub Drive, Melville, New York, 11747.

Item 2. Identity and Background.

This Schedule 13D, is being filed jointly by LMS Capital plc, a public limited company organized under the laws of England and Wales ("LMS"), Lion Investments Limited, a private limited company organized under the laws of England and Wales ("Lion"), Westpool Investment Trust plc, a public limited company organized under the laws of England and Wales ("Westpool"), LMS Tiger Investments Limited, a private limited company organized under the laws of England and Wales ("Tiger"), LMS Capital Holdings Limited, a private limited company organized under the laws of England and Wales ("Holdings"), LMS Capital Group Limited, a private limited company organized under the laws of England and Wales (“Group”) and Robert A Rayne, a director of the Issuer, LMS, Lion, Westpool, Tiger, Holdings and Group, and an individual ("Robert Rayne", and together with LMS, Lion, Westpool, Tiger, Holdings and Group, the "Reporting Persons").

Each of LMS, Lion, Westpool, Tiger, Holdings, Group and Robert Rayne has its or their principal business address at Carlton House, 33 Robert Adam Street, London W1U 3HR England.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Inapplicable.

Item 4. Purpose of Transaction.

On May 14, 2008, Robert Rayne was appointed as an Executive Director of the Board of Directors of the Issuer, and accordingly, this Schedule 13D is being filed by the Reporting Persons to update their holdings of securities in the Issuer.

Item 5. Interest in Securities of the Issuer.

Lion currently owns 134,680 shares of Common Stock representing beneficial ownership of less than 1% of the Common Stock outstanding of the Issuer.

Westpool currently owns 1,285,720 shares of Common Stock representing beneficial ownership of approximately 8.28% of the Common Stock outstanding of the Issuer.

Tiger currently owns 1,238,464 shares of Common Stock representing beneficial ownership of approximately 8.28% of the Common Stock outstanding of the Issuer.

LMS, as the sole owner of the Group, which is the sole owner of Holdings, which is the sole owner of Tiger, Westpool and Lion, is deemed to have beneficial ownership of an aggregate of 2,658,864 shares of Common Stock, representing approximately 17.11% beneficial ownership of the Common Stock outstanding of the Issuer. By virtue of their relationship, Group and Holdings may be deemed to share beneficial ownership of the shares owned by LMS.

Robert Rayne currently owns 30,832 shares of Common Stock, representing less than 1% beneficial ownership in the outstanding Common Stock of the Issuer.

Lion, Westpool, Tiger, Holdings, Group and LMS may be deemed to share the power to direct the voting of and disposition of the securities held by them. Robert Rayne has the sole power to direct the voting of and disposition of his securities.

The forgoing beneficial ownership percentages are based upon the 15,536,808 shares of Common Stock outstanding as of May 1, 2008, according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended

March 31, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2008

LMS CAPITAL PLC

By: /s/ Matthew Jones

---------------------------------

Name: Matthew Jones

Title: Company Secretary

LION INVESTMENTS LIMITED

By: /s/ Matthew Jones

---------------------------------

Name: Matthew Jones

Title: Company Secretary

WESTPOOL INVESTMENT TRUST PLC

By: /s/ Matthew Jones

---------------------------------

Name: Matthew Jones

Title: Company Secretary

LMS TIGER INVESTMENTS LIMITED

By: /s/ Matthew Jones

---------------------------------

Name: Matthew Jones

Title: Company Secretary

LMS CAPITAL GROUP LIMITED

By: /s/ Matthew Jones

---------------------------------

Name: Matthew Jones

Title: Company Secretary

LMS CAPITAL HOLDINGS LIMITED

By: /s/ Matthew Jones

---------------------------------

Name: Matthew Jones

Title: Company Secretary

ROBERT A. RAYNE

/s/ Robert A. Rayne

--------------------------------------